[Womble Carlyle Sandridge & Rice, PLLC Letterhead]

July 19, 2005

Ms. Lisa Vanjoske Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 6010 Washington D.C. 20549	VIA FACSIMILE (202) 772-9217

Re:	GBC Bancorp, Inc.
Form 10-KSB for December 31, 2004
Filed March 23, 2005
Form 10-QSB for March 31, 2005
File No. 0-50265

Dear Ms. Vanjoske:

     On behalf of GBC Bancorp, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 6, 2005, with respect to the filings referenced above.

     For your convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Cash Flow Statement

     1.      You have recognized significant gains on loan sales however you do not present the amount of proceeds from loan sales. Revise the statement of cash flows to present separately 1) originations of, and 2) proceeds from sales of loans held for sale as operating cash flows. Revise Form 10-K for December 31, 2004 and Form 10-Q for March 31, 2005. In addition, loans held for sale should be reported separately on the balance sheet.

     Response: The Company has recognized significant gains from the sale of the guaranteed portion of U.S. Small Business Administration (“SBA”) loans during the periods covered by the above-referenced reports in increasing amounts. The increases are due to the increased activity in the SBA loan department of the Company’s banking subsidiary as it becomes more established in its market. The department began in 2003 with increasing activity in 2004 and 2005. These loans were processed within the reporting periods and therefore there were no loans held for sale at the end of each of these periods. For the year ended December 31, 2004, the Company’s banking subsidiary sold $13,231,733 in SBA loan originations and received proceeds of $14,414,620, including SBA premiums of $1,182,887. For the quarter

U.S. Securities and Exchange Commission
July 19, 2005

ended March 31, 2005, the Company’s banking subsidiary sold $4,013,971, receiving $4,534,380 including $520,409 in SBA premiums.

     Since the gains on sales of loans is included in net income for the year ended December 31, 2004 and the period ended March 31, 2005, and since there were no loans held for sale outstanding at either December 31, 2004 or March 31, 2005, the cash flow statement for the year ended December 31, 2004 and the quarter ended March 31, 2005 will not change.

     Since all of these SBA loans have been processed within the reporting periods, there were no loans held for resale at the end of either period.

     In filings relating to future periods, the Company will revise its statement of cash flows to present separately originations of, and proceeds from, sales of loans held for sale as operating cash flows.

     2.      Explain why gains on sale of loans is not presented as a reconciling item when reconciling net income to cash provided by operations in the cash flow statement for the quarter ended March 31, 2005.

     Response: Gains on sale of loans is not presented since the Company is presenting the cash flow statement in condensed form, as allowed in Regulation S-X, section 210.10-01 for the period ending March 31, 2005. In filings relating to future periods, the Company will show the gains on sale of loans held for sale, proceeds from the sale loans available for sale and originations of loans available for sale in the cash flow statement.

     3.      The line item captioned “net other operating activities” in the 2004 cash flow statement is significant. Disaggregate this line further. Explain significant changes in line items from year to year in MD&A.

     Response: The change in Net Operating Activities in the 2004 cash flow statement includes (a) an increase of $708,427 in accrued performance compensation and (b) and increase in accrued deferred director fees of $308,500 due to the increase of equivalent value of our stock from $14.00 to $17.00 per share. In filings relating to future periods, the Company will separate changes of this type out of the change in net operating activities.

Management’s Discussion and Analysis

     4.      MD&A does not explain the reasons for changes in financial statement line items but merely repeats the change reported in the financial statements. Revise MD&A to fully explain the underlying reasons, quantifying each separately, for each factor causing a change in for example, revenue and expense.

     Response: The MD&A in the Company’s 10K-SB and 10Q-SB have included changes due to normal measured growth and therefore result in normal increases as it becomes more

U.S. Securities and Exchange Commission
July 19, 2005

established in our market. There have not been any extraordinary changes that would have affected the operating results of the Company’s baking subsidiary. The Company will expand its MD&A to provide explanations of increases or decreases when appropriate in filings relating to future periods.

     The Company believes that the comments and suggested changes do not materially affect the Company’s financial statements as presented; however, to present a more detailed presentation, the Company will revise its disclosure to address the Staff’s comments in all periodic reports for future periods.

     If you have any questions or comments with respect to this filing, please do not hesitate to call the undersigned at (404) 962-7515.

Very truly yours,

WOMBLE CARLYLE SANDRIDGE & RICE
A Professional Limited Liability Company

/s/ Glenn A. Brown

Glenn A. Brown

cc:      Mr. John T. Hopkins III